Nelson F. Greene Vice President, Deputy General Counsel and Assistant Secretary Law Department	NCR Corporation 1700 S. Patterson Boulevard, WHQ/3E Dayton, Ohio 45479-0001 Telephone: 937 445 4276 Facsimile: 513 719 6935 email: Ned.Greene@ncr.com

September 20, 2007

Mr. Jay E. Ingram

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ingram:

As we discussed on the phone this morning, I am writing on behalf of NCR Corporation to request an extension of the time period to provide our comments in response to your letter dated August 21, 2007 regarding our definitive proxy statement filed on March 19, 2007 with the United States Securities and Exchange Commission (the “Commission”). We have been working diligently on our comments, but will not be in a position to provide them to the Commission by September 21 as requested. At this point, we expect to provide our comments to you no later than October 19, 2007.

Please do not hesitate to contact me if you need any additional information regarding this matter.

Sincerely,

/s/ Nelson F. Greene
Nelson F. Greene Vice President, Deputy General Counsel and Assistant Secretary NCR Corporation

cc:	William Nuti, President and Chief Executive Officer
Peter Lieb, Senior Vice President, General Counsel and Secretary